Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated November 5, 2021

Press release

U.S. SEC Issues Order Declaring Allarity Therapeutics Inc.’s
Form S-4 Registration Statement Effective Ahead of
Planned Transition to U.S. Nasdaq

-	An application for listing on the U.S. Nasdaq Stock Market for the shares of Allarity Therapeutics, Inc. (Delaware) (Nasdaq: ALLR) has been made conditioned upon shareholder approval of the Company’s Recapitalization Share Exchange

-	The Recapitalization Share Exchange of the Company is subject to approval by the Company’s shareholders

Hørsholm, Denmark (November 5, 2021) — Allarity Therapeutics A/S (“Allarity” or the “Company”) today announced that the U.S. Securities & Exchange Commission (SEC) has issued an order declaring Allarity Therapeutics, Inc. (Delaware)’s (“Allarity DE”) Form S-4 registration statement effective. This action by the SEC allows the Company to proceed with convening an extraordinary general meeting (EGM) of its shareholders to gain approval of the Company’s Recapitalization Share Exchange, as well as other related proposals. A separate Convening Notice will be prepared and published setting forth the date of, and agenda of actions for, the EGM. The Company has applied for the listing of Allarity DE shares, to be issued in the Recapitalization Share Exchange, on the Nasdaq Capital Market of the Nasdaq Stock Market LLC in the U.S. under the trading symbol “ALLR” and anticipates that the first day of trading will be the day after the closing of the Recapitalization Share Exchange, currently scheduled for on or around December 21, 2021.

The effectiveness of Allarity DE’s Form S-4 registration statement, together with the information statement/prospectus therein, pave the way for the Company’s planned migration from its current listing on the Nasdaq First North Growth Market (Stockholm, Sweden) to the U.S. Nasdaq Capital Market. This migration is supported by a previously-announced Securities Purchase Agreement with 3i LP (New York, NY U.S.A.) for a U.S. $20 million investment in Allarity DE (the “Securities Purchase Agreement”) that is conditioned upon the closing of the Recapitalization Share Exchange and listing on the Nasdaq Capital Market in the U.S., among other conditions. The effective registration statement on Form S-4 for Allarity Therapeutics, Inc. (Registration No. 333-258968), and the information statement/prospectus therein, is available free of charge at the SEC’s EDGAR website.

Allarity Therapeutics I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

About the Drug Response Predictor – DRP® Companion Diagnostic

Allarity uses its drug specific DRP® to select those patients who, by the genetic signature of their cancer, are found to have a high likelihood of responding to the specific drug. By screening patients before treatment, the response rate can be significantly increased. The DRP® method builds on the comparison of sensitive vs. resistant human cancer cell lines, including genomic information from cell lines combined with clinical tumor biology and prior clinical trial outcomes. DRP® is based on messenger RNA from the patient’s biopsies. DRP® has proven its ability to provide a statistically significant prediction of the clinical outcome from drug treatment in cancer patients in nearly 40 clinical studies that were examined, including an ongoing, prospective Phase 2 trial. The DRP® platform can be used in all cancer types and is patented for more than 70 anti-cancer drugs.

About Allarity Therapeutics

Allarity Therapeutics (Nasdaq First North Growth Market Stockholm: ALLR.ST) develops drugs for personalized treatment of cancer guided by its proprietary drug response predictor technology, the DRP® platform. The company has a mature portfolio of five drug candidates, including compounds in the pre-registration stage. The product portfolio includes: Stenoparib (2X-121), a PARP inhibitor in Phase 2 for ovarian cancer; Dovitinib, a pan-TKI advancing towards a U.S. NDA filing for renal cell carcinoma; IXEMPRA® (Ixabepilone), a microtubule inhibitor approved in the U.S. for the treatment of breast cancer; LiPlaCis®, a liposomal formulation of cisplatin in Phase 2 trials for breast and prostate cancer; and 2X-111, a liposomal formulation of doxorubicin under manufacturing for Phase 2 in breast cancer. In 2021, Allarity sold the global rights to Irofulven, a DNA-damaging agent in Phase 2 for prostate cancer, back to Lantern Pharma, Inc.

Follow us on social media:

Facebook: https://www.facebook.com/AllarityTx/

LinkedIn: https://www.linkedin.com/company/allaritytx/

Twitter: https://twitter.com/allaritytx

About 3i LP

3i LP is dedicated to working with companies on an individual level to understand their vision and growth objectives. The firm provides investment capital to help support the progress of our innovative and high-potential partners.

Contact: azinberg@3ifund.com

Important Information About the Recapitalization Share Exchange and Where to Find It

This press release relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization has been provided in a registration statement on Form S-4 (Registration No. 333-258968) filed with the U.S. Securities and Exchange Commission (SEC) by Allarity Therapeutics, Inc., that includes a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read, when available, the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Once available, shareholders will also be able to obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction will be contained in the information statement and prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. (“Allarity US”) and Allarity Therapeutics A/S (“Allarity A/S”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the “Recapitalization Agreement”), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US’s securities on a national securities exchange, (ix) the price of Allarity US’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US’s or Allarity A/S’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allarity US’s registration statement on Form S-4 discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US’s and Allarity A/S’s control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Allarity US and Allarity A/S, or their representatives, considered or consider the projections to be a reliable prediction of future events.

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Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com

U.S. Media Contact

Mike Beyer
Sam Brown, Inc.
+1 312-961-2502
mikebeyer@sambrown.com

EU Media Contact

Thomas Pedersen

Carrotize PR & Communications

+45 6062 9390

tsp@carrotize.com

Certified Adviser:

Svensk Kapitalmarknadsgranskning AB, Email: ca@skmg.se. Tel: +46 11 32 30 732

This information is information that Allarity A/S is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication on November 5, 2021.

Allarity Therapeutics A/S I Venlighedsvej 1 I 2970 Hoersholm I Denmark I CVR: 28106351 I www.allarity.com